

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2012

<u>Via Email</u>
Kevin D. Chapman
Chief Financial Officer
Renasant Corp.
209 Troy Street
Tupelo, Mississippi  38804-4827

**Re:     Renasant Corp.**
         **Form 10-K for the Fiscal Year Ended December 31, 2011**
         **Filed March 8, 2012**
         **Form 10-Q for the period ended September 30, 2012**
         **Filed November 9, 2012**
         **File No. 1-13253**

Dear Mr. Chapman:

        We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Michael R. Clampitt

                                        Michael Clampitt
                                        Senior Attorney